Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 1,23,577 in September 2018

Mumbai, October 9, 2018: The Tata Motors Group global wholesales in September 2018, including Jaguar Land Rover, were at 1,23,577 nos., higher by 6%, as compared to September 2017.

Global wholesales of all Tata Motors’ commercial vehicles and Tata Daewoo range in September 2018 were at 52,018 nos., higher by 25%, over September 2017.

Global wholesales of all passenger vehicles in September 2018 were at 71,559 nos., lower by 4%, compared to September 2017.

Global wholesales for Jaguar Land Rover were 52,987 vehicles (*JLR number for September 2018 includes CJLR volumes of 4,853 units). Jaguar wholesales for the month were 18,876 vehicles, while Land Rover wholesales for the month were 34,111 vehicles.

*CJLR – It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

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About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

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